EXHIBIT A (ITEM 6)


               Mark B.  Burka
           618 Washington Avenue
       Wilmette, Illinois  60091-1970

              February 6, 1998

I, Mark B. Burka, hereby agree to purchase all of the common shares of Market Guide Inc. (MGI) owned by advisory clients of William Harris Investors, Inc. (WHI) at a price of $3.00 per share in cash as follows, and clients of WHI agree to sell shares enumerated in A, B, and C below:

     A.   150,000 shares at signing

     B.   45,000 shares on or before March 31, 1998

     C.   150,000 shares on or before June 30, 1998

     D.   149,999 shares on or before September 30, 1998
          (Balance or any part thereof, at option of Seller)

WHI as duly appointed and empowered investment advisor, hereby agrees to the above terms of sale of Market Guide Inc. common stock to Mark B. Burka. WHI further agrees to grant all voting rights of WHI client shares to Mark B. Burka upon satisfactory execution of A above, so long as there is no default under this agreement.

WHI agrees to sell fully registered shares of Market Guide Inc. common stock to Mark B. Burka, and to use its best efforts to cause any unregistered shares to be registered prior to sale. WHI agrees to deliver fully registered shares before any unregistered shares may be delivered.

Should any bona fide offer for all of the stock or assets of Market Guide Inc. be made prior to March 31, 1998, WHI has the right to cancel the provisions of B and C above.

February 6, 1998         /s/ Mark B. Burka
Date                Mark B. Burka


February 6, 1998         /s/ Jerome Kahn, Jr.
Date                WilliamHarris Investors, Inc.
                    Jerome Kahn, Jr.